Exhibit 99.1

Otonomo Technologies Ltd. Announces Extension of Exchange Offer and Consent Solicitation
Relating to Warrants

HERZLIYA, Israel and SAN FRANCISCO, California – August 21, 2023 – Otonomo Technologies Ltd. (Nasdaq: OTMO) (“Otonomo” or the “Company”), the platform powering the mobility economy, today announced that it has extended the expiration date of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), which warrants trade on The Nasdaq Stock Market LLC under the symbol “OTMOW” (the “public warrants”), and (ii) private placement warrants to purchase Ordinary Shares (together with the public warrants, the “warrants”). As a result of the extension, the Offer is now scheduled to expire at 11:59 P.M., Eastern Time, on August 22, 2023.

The Offer and Consent Solicitation was previously scheduled to expire at 11:59 P.M., Eastern Time, on August 21, 2023. The other terms of the Offer and Consent Solicitation are as set forth in the Prospectus/Offer to Exchange dated July 24, 2023 and as amended on August 21, 2023, and a Schedule TO dated July 24, 2023 and as amended on August 21, 2023, each of which are filed with the U.S. Securities and Exchange Commission (“SEC”).

The Company is offering to all holders of its outstanding warrants the opportunity to receive 0.0167 Ordinary Shares (the equivalent of 0.25 Ordinary Shares after giving effect to the Company’s recently completed 1:15 reverse share split) in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 230,877 Ordinary Shares in exchange for the warrants.

The sole Dealer Manager for the Offer and Consent Solicitation is Piper Sandler & Co.  D.F. King & Co., Inc. is serving as the Information Agent for the Offer and Consent Solicitation and Equiniti Trust Company, LLC is serving as the Exchange Agent. For all questions relating to the Offer and Consent Solicitation, please contact the Information Agent, D.F. King & Co., Inc. at OTMO@dfking.com or call (212) 269-5500 (for banks and brokers) or (877) 783-5524 (for all others), or call the Dealer Manager, Piper Sandler & Co. at (800) 754-1172.

Additional Information

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to D.F. King & Co., Inc. at (212) 269-5500 (for banks and brokers) or (877) 783-5524 (for all others) or via the following email address: OTMO@dfking.com. A registration statement on Form F-4 relating to the Ordinary Shares to be issued in the Offer has been filed with the SEC but has not yet become effective. Such Ordinary Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of warrants should tender warrants for exchange in the Offer or consent to the Warrant Amendment (as defined in the Prospectus/Offer to Exchange) in the Consent Solicitation.

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About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe. Our partners gain access to the broadest, most diverse, range of data from connected vehicles with just one contract and one API. Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide. Otonomo has R&D centers in Israel and the UK, with a presence in the United States and Europe. For more information, visit www.otonomo.io.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on March 31, 2023 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

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